UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 29, 2022

OceanTech Acquisitions I Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40450	85-2122558
(Commission File Number)	(IRS Employer Identification No.)

515 Madison Avenue, 8th Floor – Suite 8133

New York, New York 10022

Registrant’s telephone number, including area code (929) 412-1272

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	OTECU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	OTECO	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	OTECW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The Company has deposited an aggregate of $125,000 (the “Extension Payment”) into the trust account of the Company for its public stockholders, representing $0.067 per public share, which enables the Company to further extend the period of time it has to consummate its initial business combination by one month from December 2, 2022 to January 2, 2023 (the “January Extension”). The January Extension is the first of up to six monthly extensions permitted under the Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Charter Amendment”) filed with the Office of the Secretary of State of Delaware following stockholder approval of the Extension at the Company’s Special Meeting of Stockholders discussed in Items 5.03 and 5.07 of this report. The Company previously extended the period of time it has to consummate its initial business combination from June 2, 2022, to December 2, 2022.

Item 5.03. Amendments to Articles of Incorporation or Bylaws.

On November 29, 2022, OceanTech Acquisitions I Corp. (the “Company”) held a Special Meeting of Stockholders (the “Meeting”). At the Meeting, the Company’s stockholders approved the Charter Amendment, which extends the date by which the Company must consummate its initial Business Combination from December 2, 2022 to June 2, 2023, subject to the approval of the Board of Directors of the Company, provided the sponsor or its designees deposit into the trust account an amount equal to $0.067 per share for each public share or $125,000, prior to the commencement of each extension period (the “Extension”). The Company filed the Charter Amendment with the Office of the Secretary of State of Delaware on December 1, 2022, a copy of which is attached as Exhibit 3.1 to this report and is incorporated by reference herein.

The Company also made an amendment to the Company’s investment management trust agreement (the “Trust Agreement”), dated as of May 27, 2021, by and between the Company and Continental Stock Transfer & Trust Company, allowing the Company to extend the business combination period from December 2, 2022, to June 2, 2023, and updating certain defined terms in the Trust Agreement.

Item 5.07. Submission of Matters to a Vote of Security Holders.

At the Meeting, the Company’s stockholders approved the Charter Amendment extending the date by which the Company must consummate the initial Business Combination from December 2, 2022 to June 2, 2023 (or such earlier date as determined by the Company’s Board of Directors) (the “Extension Amendment Proposal”).

The final voting results for the Extension Amendment Proposal were as follows:

For	Against	Abstain
9,487,492	366,273	1

Also at the Meeting, the Company’s stockholders approved the proposal to amend the Company’s Trust Agreement, allowing the Company to extend the business combination period from December 2, 2022, to June 2, 2023, and updating certain defined terms in the Trust Agreement (the “ Trust Agreement Proposal”).

The final voting results for the Trust Agreement Proposal were as follows:

For	Against	Abstain
9,487,493	366,273	0

Stockholders holding 8,477,497 shares of common stock exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $87,541,321.66 (approximately $10.32 per share) will be removed from the Trust Account to pay such holders.

Following the redemption, the Company’s remaining shares of common stock outstanding were 1,848,503. The Company has deposited into the Trust Account $125,000 for the initial extension period (commencing December 3, 2022 and ending January 2, 2023).

Item 7.01 Regulation FD Disclosure.

On December 1, 2022, the Company issued a press release announcing the Extension.

A copy of the Press Release is furnished as Exhibit 99.1 hereto. The information in this Item 7.01 and Exhibit 99.1 hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

The Company intends to file a Prospectus and Proxy Statement with the SEC describing the business combination and other stockholder approval matters for the consideration of the Company’s stockholders, which Prospectus and Proxy Statement will be delivered to its stockholders once definitive. This document does not contain all the information that should be considered concerning the business combination and the other stockholder approval matters and is not intended to form the basis of any investment decision or any other decision in respect of the business combination and the other stockholder approval matters. The Company’s stockholders and other interested persons are advised to read, when available, the Prospectus and Proxy Statement and the amendments thereto and other documents filed in connection with the business combination and the other stockholder approval matters, as these materials will contain important information about the Company, Majic Wheels Corp. (the “Target”), the business combination and the other stockholder approval matters. When available, the Prospectus and Proxy Statement and other relevant materials for the business combination and the other stockholder approval matters will be mailed to stockholders of the Company as of a record date to be established for voting on the business combination and the other stockholder approval matters. Stockholders will also be able to obtain copies of the Prospectus and Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: OceanTech Acquisitions I Corp., 515 Madison Avenue, 8th Floor – Suite 8133, New York, New York, 10022 or (929) 412-1272.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

The Company, the Target and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the business combination. A list of the names of the Company’s directors and executive officers and a description of their interests in the Company will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about the Company’s directors and executive officers and their ownership of Company common stock is set forth in the Company’s Form 10-K, dated March 16, 2022, and in its prospectus dated May 27, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Target’s industry and market sizes, future opportunities for Target and Company, Target’s estimated future results and the proposed business combination between Company and Target, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in the reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of Company’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Company shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the Merger Agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital asset markets in which Target provides insurance and infrastructure offering services, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Target may not be able to execute its growth strategies, including providing software solutions for the broad blockchain technology, and identifying, acquiring, and integrating acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that Target may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Company’s final prospectus, dated May 27, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Company’s other filings with the SEC. Company and Target caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Company and Target or the date of such information in the case of information from persons other than Company or Target, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Target’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description of Exhibits
3.1	Certificate of Amendment to Amended and restated Certificate of Incorporation.
99.1	Press Release, dated December 1, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANTECH ACQUISITIONS I CORP.

Date: December 1, 2022	By:	/s/ Joseph Adir
Name: Joseph Adir
Title: Chief Executive Officer (Principal Executive Officer)